Exhibit 99.4

E-House Announces New Strategic Initiatives

Company to launch two new real estate service platforms

SHANGHAI, China, March 11, 2014 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced two new strategic initiatives that will expand the Company’s services to real estate related financial services and community value-added services.

Mr. Xin Zhou, co-chairman and CEO of E-House, said, “Being the leader and integrator of China’s real estate services has always been E-House’s mission. Over the past ten years, E-House has established three strong platforms in real estate brokerage, information consulting and online/e-commerce services, and has become a market leader in these areas. We have also accumulated valuable resources and expertise in the real estate service sector. Today, with the backdrop of financial reforms and the rapid evolution of the internet and mobile technology, we are leveraging our various resources and existing strengths to launch two new real estate service platforms, specifically a real estate-oriented financial services platform and community value-added services platform, which are consistent with our goal of expanding our real estate services chain and in the spirit of the Company’s motto of ‘let all Chinese live better’”.

To establish the financial services platform, E-House plans to form a joint venture, together with SINA Corporation (“SINA”) (NASDAQ: SINA), Sequoia Capital China and Yunfeng Capital. The joint venture will leverage E-House’s vast home buyer data and SINA’s huge number of high-end online users to launch a series of asset (existing home) backed financial products, bridging individuals who have borrowing needs (borrowers) and those who have investment demands (investors). The real estate financial service joint venture will be an important part of SINA’s overall online financial services platform. E-House and SINA will each have a 42.5% stake in the new joint venture.

E-House also announced today that it plans to form a joint venture with SINA, Focus Media Holding Limited (“Focus Media”), and Shentong Express Co., Ltd (“Shentong Express”) to provide online to offline (“O2O”) community value-added services. The community-focused joint venture, of which E-House will have a 55% stake, will leverage SINA Weibo, WeMeet social network community online accounts and mobile applications to reach consumers in local communities. Together with Focus Media’s leading digital interactive media community networks and Shentong’s logistical capabilities, the new joint venture aims to enable homeowners to find and connect with local service providers best suited to meet their “last mile” needs. In connection with the establishment of this community value-added service joint venture, E-House has signed a strategic cooperation agreement with Shanghai Shangfang Property Management Ltd. (“Shangfang Property Management”) and nine other leading property management companies in Shanghai. The new community value-added service joint venture will target approximately 500 communities currently served by those ten property management companies, reaching nearly one million residents with online to offline services.

Mr. Zhou added, “Through our tireless efforts over many years, E-House now proudly owns three leading, high-quality real estate service platforms in China. We will continue to work hard to enhance these existing platforms. Meanwhile, we believe there are huge market opportunities in real estate financial services and community value added services and believe that through hard work, product innovation and strong execution, we will be able to capture new opportunities, provide better and more comprehensive services to our customers, and make E-House a stronger enterprise while creating new and lasting value for our shareholders.”

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-3937

E-mail: ir@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com